UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

RCM TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.05 par value per share
(Title of Class of Securities)

749360400
(CUSIP Number)

Leon Kopyt c/o RCM Technologies, Inc. 2500 McClellan Avenue, Suite 350 Pennsauken, NJ 08109 (856) 356-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 749360400
1	NAMES OF REPORTING PERSONS
Leon Kopyt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[x]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
415,862 shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
415,862 shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
415,862 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6% (1)

14	TYPE OF REPORTING PERSON
IN

(1) Based on 11,463,655 outstanding shares of Common Stock of the Company as of November 10, 2020.

This Amendment No. 1 (“Amendment No. 1”) amends and restates the statement on Schedule 13D that was originally filed on June 3, 2020 (the “Original Schedule 13D”).  This Amendment No. 1 (together with the Original Schedule 13D, the “Schedule 13D”) relates to the beneficial ownership of shares of the common stock, $0.05 par value per share (the “Common Stock”), of RCM Technologies, Inc. (the “Company”), a Nevada corporation, and is being filed to reflect sales of shares of the Common Stock by the Reporting Person on February 11 and 12, 2021 which reduce the Reporting Person’s beneficial ownership of the Common Stock to less than 5% of the outstanding shares of the Common Stock. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This is the final amendment to the Schedule 13D and constitutes an “exit filing.”

Item 1.     Security and Issuer

This Statement on Schedule 13D relates to the Common Stock.  The address of the Company’s principal executive offices is 2500 McClellan Avenue, Suite 350, Pennsauken, NJ 08109.

Item 2.     Identity and Background

(a)	This Statement is filed by Leon Kopyt (the “Reporting Person”).

(b)	The business address of the Reporting Person is c/o RCM Technologies, Inc., 2500 McClellan Avenue, Suite 350, Pennsauken, NJ 08109.

(c)	None.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

The Reporting Person has owned the shares of Common Stock reported on this Statement for some time and has not acquired any shares of Common Stock, other than as compensation for his previous service on the Issuer’s Board of Directors, for over five years. On February 11 and 12, 2021, the Reporting Person sold an aggregate of 184,685  shares of Common Stock in open market sales at the prices set forth on Schedule I hereto. As a result, the Reporting Person now owns 3.6% of the outstanding Common Stock.

Item 4.     Purpose of Transaction.

None.

Item 5.     Interest in Securities of the Issuer.

(a) – (b)         The Reporting Person beneficially owns 415,862 shares of Common Stock of the Company, constituting 3.6% of the 11,463,655 outstanding shares of Common Stock of the Company as of November 10, 2020.  The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all of such shares.

(c) Not applicable.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Reporting Person.

(e)           Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2021

/s/ Leon Kopyt
Leon Kopyt

SCHEDULE I

Transactions Effected in the Past 60 Days

The following transactions in the Common Stock were effected by the Reporting Person in the past sixty (60) days:

Date	Number of Shares Sold	Average Price ($) per Share

February 11, 2021	150,000	$6.10
February 12, 2021	34,685	$6.0508